APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Masa Taqueria PVD, LLC

Profit and Loss

January - December 2021

	TOTAL
Income	
4000 Masa Taqueria Sales	110,065.61
4100 DASAP Sales	1,961.03
4200 Service Charge Income	2,285.50
4800 Masa Taqueria Refunds	-1,372.28
4900 Masa Taqueria Discounts	-926.65
Total Income	**$112,013.21**
Cost of Goods Sold	
5000 Cost of Goods Sold	0.00
5020 Ingredients-COGS	56,414.38
5030 Supplies & Materials-COGS	1,661.34
5050 Cooking Fuel-COGS	545.35
Total 5000 Cost of Goods Sold	**58,621.07**
Total Cost of Goods Sold	**$58,621.07**
GROSS PROFIT	**$53,392.14**
Expenses	
5500 Bank & Payment Processing Fees	0.00
5510 Bank Charges	26.00
5520 Masa Taqueria Square Fees	3,745.22
5530 Tock Fees	423.61
Total 5500 Bank & Payment Processing Fees	**4,194.83**
5900 Farmer's Market/Festival Fees	1,600.00
6000 Marketing	0.00
6001 Advertising	2,119.09
6002 Website/Social Media	457.65
Total 6000 Marketing	**2,576.74**
6020 Research & Development	434.56
6120 Insurance	660.45
6140 Interest Expense	0.00
6142 Square Loan Fees	1,011.00
Total 6140 Interest Expense	**1,011.00**
6150 Laundry & Dry Cleaning	130.81
6170 Staff Meals & Entertainment	570.76
6171 Promotional Meals	161.64
6180 Office/Gen. Admin. Expenses	0.00
6181 Office Expense	108.91
6182 Postage & Shipping	402.11
6184 Software & Apps	39.94
Total 6180 Office/Gen. Admin. Expenses	**550.96**

Masa Taqueria PVD, LLC

Profit and Loss

January - December 2021

	TOTAL
6190 Payroll	0.00
6191 Salaries & Wages	15,670.71
6192 Payroll Tax Expense	1,927.39
6194 Worker's Comp	227.19
6195 Extended Illness Benefit Expense	1,057.08
6196 Employee Retirement Plans (reversed in 2022)	279.17
Total 6190 Payroll	**19,161.54**
6200 Rent or Lease	9,500.00
6210 Repairs & Maintenance	0.00
6211 Building Repairs & Maintenance	1,222.07
6213 Equipment Repair & Maintenance	404.96
6216 Trash Removal	389.00
Total 6210 Repairs & Maintenance	**2,016.03**
6260 Supplies & Materials	0.00
6261 Restaurant Supplies	65.12
6262 Equipment Rentals	187.12
6263 Small Tools & Equipment	14,143.18
Total 6260 Supplies & Materials	**14,395.42**
6270 Taxes, Licenses & Filing Fees	97.50
6280 Certifications	179.00
6320 Vehicle Expenses	0.00
6321 Fuel	46.87
6336 Parking & Tolls	120.00
6337 Vehicle Rental	292.84
Total 6320 Vehicle Expenses	**459.71**
6400 Utilities	1,975.59
6620 Depreciation Expense	505.99
6720 Contributions to Charities	75.00
Total Expenses	**$60,257.53**
NET OPERATING INCOME	**$ -6,865.39**
Other Income	
4420 Gifted Income	1,700.00
Total Other Income	**$1,700.00**
Other Expenses	
6710 Fraud	0.00
Total Other Expenses	**$0.00**
NET OTHER INCOME	**$1,700.00**
NET INCOME	**$ -5,165.39**

Masa Taqueria PVD, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash On Hand	244.01
1010 Checking	9,910.61
1040 Square	0.00
1050 Tock	0.00
Total Bank Accounts	**$10,154.62**
Other Current Assets	
1250 Security Deposits	1,000.00
Total Other Current Assets	**$1,000.00**
Total Current Assets	**$11,154.62**
Fixed Assets	
1500 Large Kitchen Appliances	0.00
1510 Double-Decker Blodgett Convection Oven 2021	5,059.86
Total 1500 Large Kitchen Appliances	**5,059.86**
1600 Accumulated Depreciation	-505.99
Total Fixed Assets	**$4,553.87**
Other Assets	
1700 Loan to Partners	16,257.09
Total Other Assets	**$16,257.09**
TOTAL ASSETS	**$31,965.58**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2210 Spark Cash	703.30
2300	2,536.07
Total Credit Cards	**$3,239.37**
Other Current Liabilities	
2400 Rhode Island Division of Taxation Payable	7,830.99
2500 Square Gift Cards Outstanding	166.06
2550 Undistributed Tips	374.22
2600 Square Loan	8,020.33
Total Other Current Liabilities	**$16,391.60**
Total Current Liabilities	**$19,630.97**

Masa Taqueria PVD, LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Long-Term Liabilities	
2800 Victoriana Mota Loan	10,000.00
Total Long-Term Liabilities	**$10,000.00**
Total Liabilities	**$29,630.97**
Equity	
3100 Partner's Equity	0.00
3110 John Kirk III	0.00
3120 Noor Wafai	7,500.00
Total 3100 Partner's Equity	**7,500.00**
3300 Retained Earnings	0.00
Net Income	-5,165.39
Total Equity	**$2,334.61**
TOTAL LIABILITIES AND EQUITY	**$31,965.58**

Masa Taqueria PVD, LLC

Statement of Cash Flows

January - December 2021

	TOTAL
OPERATING ACTIVITIES	
Net Income	-5,165.39
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
1250 Security Deposits	-1,000.00
1600 Accumulated Depreciation	505.99
2210 Spark Cash CC	703.30
2300 Elan Visa - Parent	2,536.07
2400 Rhode Island Division of Taxation Payable	7,830.99
2500 Square Gift Cards Outstanding	166.06
2550 Undistributed Tips	374.22
2600 Square Loan	8,020.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**19,136.96**
Net cash provided by operating activities	**$13,971.57**
INVESTING ACTIVITIES	
1510 Large Kitchen Appliances:Double-Decker Blodgett Convection Oven 2021	-5,059.86
1700 Loan to Partners	-16,257.09
Net cash provided by investing activities	**$ -21,316.95**
FINANCING ACTIVITIES	
2800 Victoriana Mota Loan	10,000.00
3000 Opening Balance Equity	0.00
3110 Partner's Equity:John Kirk III	0.00
3120 Partner's Equity:Noor Wafai	7,500.00
Net cash provided by financing activities	**$17,500.00**
NET CASH INCREASE FOR PERIOD	**$10,154.62**
CASH AT END OF PERIOD	**$10,154.62**

Masa Taqueria PVD, LLC

Profit and Loss
January - December 2022

	TOTAL
Income	
4000 Masa Taqueria Sales	242,715.74
4050 Masa Al Pastor Sales	14,449.49
4100 DASAP Sales	8,173.00
4101 DoorDash Sales	838.25
4200 Service Charge Income	21,532.10
4250 Apparel Income	1,992.00
4800 Masa Taqueria Refunds	-2,648.01
4850 Masa Al Pastor Refunds	-131.00
4900 Masa Taqueria Discounts	-2,208.84
4950 Masa Al Pastor Discounts	-124.20
Total Income	**$284,588.53**
Cost of Goods Sold	
5000 Cost of Goods Sold	0.00
5010 Contract Labor-COGS	180.00
5020 Ingredients-COGS	88,963.18
5030 Supplies & Materials-COGS	7,014.46
5040 Non-food Merchandise-COGS	1,275.73
5050 Cooking Fuel-COGS	582.27
Total 5000 Cost of Goods Sold	**98,015.64**
Total Cost of Goods Sold	**$98,015.64**
GROSS PROFIT	**$186,572.89**
Expenses	
5500 Bank & Payment Processing Fees	0.00
5510 Bank Charges	173.57
5520 Masa Taqueria Square Fees	14,693.02
5525 Masa Al Pastor Square Fees	573.81
Total 5500 Bank & Payment Processing Fees	**15,440.40**
5900 Farmer's Market/Festival Fees	30.00
6000 Marketing	0.00
6001 Advertising	7,283.30
6002 Website/Social Media	1,989.49
Total 6000 Marketing	**9,272.79**
6020 Research & Development	389.10
6120 Insurance	729.71
6140 Interest Expense	0.00
6141 Credit Card Interest Paid	889.19
6142 Square Loan Fees	6,167.00
6143 Truck Loan Interest	1,562.54
Total 6140 Interest Expense	**8,618.73**

	TOTAL
6150 Laundry & Dry Cleaning	1,855.52
6160 Professional Services	0.00
6161 Accounting Fees	4,630.10
6162 Legal Fees	1,837.25
Total 6160 Professional Services	**6,467.35**
6170 Staff Meals & Entertainment	921.53
6171 Promotional Meals	333.15
6180 Office/Gen. Admin. Expenses	0.00
6181 Office Expense	249.45
6182 Postage & Shipping	80.13
6184 Software & Apps	742.05
6185 Security System	32.10
Total 6180 Office/Gen. Admin. Expenses	**1,103.73**
6190 Payroll	0.00
6191 Salaries & Wages	47,082.21
6192 Payroll Tax Expense	7,745.11
6193 Payroll Processing Fee Expense	360.00
6194 Worker's Comp	1,121.90
6195 Extended Illness Benefit Expense	2,442.57
6196 Employee Retirement Plans (reversed in 2022)	-279.17
Total 6190 Payroll	**58,472.62**
6200 Rent or Lease	10,000.00
6210 Repairs & Maintenance	0.00
6211 Building Repairs & Maintenance	1,139.14
6213 Equipment Repair & Maintenance	300.00
Total 6210 Repairs & Maintenance	**1,439.14**
6260 Supplies & Materials	0.00
6261 Restaurant Supplies	4,156.77
6263 Small Tools & Equipment	11,875.10
Total 6260 Supplies & Materials	**16,031.87**
6270 Taxes, Licenses & Filing Fees	3,009.72
6320 Vehicle Expenses	0.00
6321 Fuel	518.62
6322 Vehicle Repair/Maintenance	1,411.10
6333 Vehicle Insurance	3,497.25
6334 Vehicle Registration	241.03
6335 Vehicle wash & road services	150.00
6336 Parking & Tolls	40.95
6337 Vehicle Rental	1,566.96
Total 6320 Vehicle Expenses	**7,425.91**
6400 Utilities	5,215.69

Masa Taqueria PVD, LLC

Profit and Loss

January - December 2022

	TOTAL
6510 Uniforms	78.64
Total Expenses	**$146,835.60**
NET OPERATING INCOME	**$39,737.29**
Other Income	
4400 Credit Card Rewards	102.43
4405 Employee Retention Credit for 2021	5,585.42
4410 GoFundMe for Food Truck	322.26
4415 GoFundMe for Sales Tax Debt	5,358.24
Total Other Income	**$11,368.35**
Other Expenses	
6700 Late Tax Payment Penalties	1,869.53
6710 Fraud	50.00
6715 Theft & Loss	440.79
Other Miscellaneous Expense	335.00
Total Other Expenses	**$2,695.32**
NET OTHER INCOME	**$8,673.03**
NET INCOME	**$48,410.32**

Masa Taqueria PVD, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1000 Cash On Hand	45.00
1010 Checking	5,270.91
1040 Square	0.00
1050 Tock	0.00
Total Bank Accounts	**$5,315.91**
Other Current Assets	
1210 Inventory Asset	2,141.14
1250 Security Deposits	1,000.00
Total Other Current Assets	**$3,141.14**
Total Current Assets	**$8,457.05**
Fixed Assets	
1300 Vehicles	0.00
1310 Food Truck	39,000.00
Total 1300 Vehicles	**39,000.00**
1500 Large Kitchen Appliances	0.00
1510 Double-Decker Blodgett Convection Oven 2021	5,059.86
Total 1500 Large Kitchen Appliances	**5,059.86**
1600 Accumulated Depreciation	-505.99
Total Fixed Assets	**$43,553.87**
Other Assets	
1700 Loan to Partners	0.00
Total Other Assets	**$0.00**
TOTAL ASSETS	**$52,010.92**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
2210 Spark Cash	1,803.15
2220 Spark Miles	2,167.26
2300	5,963.94
Total Credit Cards	**$9,934.35**
Other Current Liabilities	
2400 Rhode Island Division of Taxation Payable	957.86
2500 Square Gift Cards Outstanding	0.00
2550 Undistributed Tips	177.24
2600 Square Loan	4,759.61

Masa Taqueria PVD, LLC

Balance Sheet

As of December 31, 2022

	TOTAL
Total Other Current Liabilities	**$5,894.71**
Total Current Liabilities	**$15,829.06**
Long-Term Liabilities	
2800 Loan	10,000.00
2810 Loan	7,900.00
2820 Food Truck Loan (Noor Wafai - Santander)	17,063.66
Total Long-Term Liabilities	**$34,963.66**
Total Liabilities	**$50,792.72**
Equity	
3100 Partner's Equity	0.00
3110 John Kirk III	-41,770.54
3120 Noor Wafai	751.81
3130 (exit 12.31.21)	-8,508.00
Total 3100 Partner's Equity	**-49,526.73**
3300 Retained Earnings	2,334.61
Net Income	48,410.32
Total Equity	**$1,218.20**
TOTAL LIABILITIES AND EQUITY	**$52,010.92**

Masa Taqueria PVD, LLC

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	48,410.32
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
1210 Inventory Asset	-2,141.14
2210 Spark Cash CC	1,099.85
2220 Spark Miles CC	2,167.26
2300	3,427.87
2400 Rhode Island Division of Taxation Payable	-6,873.13
2500 Square Gift Cards Outstanding	-166.06
2550 Undistributed Tips	-196.98
2600 Square Loan	-3,260.72
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-5,943.05**
Net cash provided by operating activities	**$42,467.27**
INVESTING ACTIVITIES	
1310 Vehicles:Food Truck	-39,000.00
1700 Loan to Partners	16,257.09
Net cash provided by investing activities	**$ -22,742.91**
FINANCING ACTIVITIES	
2810 Loan	7,900.00
2820 Food Truck Loan (Noor Wafai - Santander)	17,063.66
3110 Partner's Equity:John Kirk III	-41,770.54
3120 Partner's Equity:Noor Wafai	-6,748.19
3130 Partner's Equity (exit 12.31.21)	-8,508.00
3300 Retained Earnings	7,500.00
Net cash provided by financing activities	**$ -24,563.07**
NET CASH INCREASE FOR PERIOD	**$ -4,838.71**
Cash at beginning of period	10,154.62
CASH AT END OF PERIOD	**$5,315.91**

I, John W Kirk III, certify that:

1. The financial statements of Iron Swine LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Iron Swine LLC included in this Form reflects accurately the information reported on the tax return for Iron Swine LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *John W Kirk III*

Name: John W Kirk III

Title: Owner - Masa Taqueria PVD